UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Name of Issuer)

Ordinary Shares without par value
(Title of Class of Securities)

358029 10 6
(CUSIP Number)

Charles F. Niemeth, Esq.
Baker & McKenzie LLP
1114 Avenue of the Americas
New York NY 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358029 10 6

1.	Names of Reporting Persons.

Fresenius SE & Co. KGaA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a)	☐
				(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)				☐

6.	Citizenship or Place of Organization

Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
106,603,026

	8.	Shared Voting Power
0

	9.	Sole Dispositive Power
106,603,026

	10.	Shared Dispositive Power
0

11.		Aggregate Amount Beneficially Owned by Each Reporting Person
106,603,026

12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐

13.		Percent of Class Represented by Amount in Row (11)
35.7 percent
14.		Type of Reporting Person
PN

This Amendment No. 3 to the Schedule 13D initially filed on October 15, 1996, as amended and restated by Amendment No. 1 filed April 5, 2006 and Amendment No. 2 filed July 7, 2008 (as so amended and restated, the “Schedule 13D”) is filed by Fresenius SE & Co. KGaA, a partnership limited by shares (“Fresenius KGaA”) resulting from the change of legal form of Fresenius SE, a European company (Societas Europaea) formerly known as Fresenius Aktiengesellschaft, with respect to the ordinary shares without par value of Fresenius Medical Care AG & Co. KGaA (the “Company”). Capitalized terms not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

On January 28, 2011, upon registration with the commercial register of Bad Homburg, Germany, the legal form of Fresenius SE was changed by operation of law from a European company (Societas Europaea), to a partnership limited by shares ((Kommanditgesellschaft auf Aktien or “KGaA”) called Fresenius SE & Co. KGaA. Under German law, Fresenius SE as a KGaA is the same legal entity as, rather than the successor to, the European company. In connection with the change of legal form of Fresenius SE to a partnership limited by shares, the Schedule 13D is hereby amended with respect to the Items set forth below.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Schedule 13D is filed by Fresenius KGaA. Fresenius KGaA is a partnership limited by shares (Kommanditgesellschaft auf Aktien) having its registered office and its principal executive offices at Else-Kröner Strasse 1, 61352 Bad Homburg v.d.H, Germany. Until January 28, 2011, Fresenius KGaA conducted business as Fresenius SE, a public limited liability company under European law and, prior to that, until July 13, 2007, Fresenius SE conducted business as Fresenius Aktiengesellschaft, a German stock corporation.

The Legal Structure of Fresenius KGaA

A partnership limited by shares, or KGaA, is a mixed form of entity under German law, which has elements of both a partnership and a stock corporation. The KGaA and the stock corporation (including European companies) are the only legal forms provided by German law for entities having shares tradable on German stock exchanges. Like a stock corporation, the share capital of the KGaA is held by shareholders. Management power of the KGaA is vested solely in the general partner, which is solely responsible for representing the KGaA in the conduct of its business. Upon effectiveness of the change of legal form, Fresenius Management SE, a European company (“FSE Management” or the “General Partner”) became the general partner of Fresenius SE. FSE Management is wholly owned by the Else Kröner-Fresenius-Stiftung (the “Foundation”). Prior to Fresenius SE’s change of form, the Foundation held approximately 58% of the voting ordinary shares of Fresenius SE. As sole shareholder of the General Partner, the Foundation has sole power to elect the supervisory board of FSE Management, which elects the management board of FSE Management. The management board of FSE Management acts for the General Partner in the management of Fresenius KGaA.

Fresenius KGaA also has a supervisory board, elected by the shareholders of Fresenius KGaA (due to the Foundation’s controlling influence on Fresenius KGaA it is not entitled to vote for the KGaA supervisory board despite of its shareholding in Fresenius KGaA). The principal function of Fresenius KGaA’s supervisory board is to oversee the management of the business of the company by FSE Management, as general partner. Fresenius KGaA’s supervisory board is not entitled to appoint the general partner of Fresenius KGaA, and the actions of FSE Management as General Partner are not subject to approval or consent by Fresenius KGaA’s supervisory board.

Business and Management of Fresenius SE & Co. KGaA

Fresenius KGaA is the holding company of the Fresenius group of companies, a global health care group with products and services for dialysis, hospitals and outpatient medical care. The Fresenius Group consists of the following four business segments:

Fresenius Medical Care AG & Co. KGaA (the Company). The Company is the world’s largest kidney dialysis provider, operating in the dialysis products sector and the field of dialysis services. Based on publicly reported revenue and the number of patients treated, its activities comprise the largest dialysis business in the world. The Company’s operations are vertically integrated, providing dialysis treatment at its own dialysis clinics and supplying these facilities with a broad range of products. In addition, the Company sells its products to other dialysis service providers. As of September 30, 2010, the Company provided dialysis treatment to over 210,000 patients in roughly 2,700 clinics located in more than 35 countries around the world. In the United States, the Company also performs clinical laboratory testing and provides inpatient dialysis treatment and other services under contract to hospitals. The Company also develops and manufactures a comprehensive range of equipment, systems and disposable products, which it sells to customers in over 120 countries.

Fresenius Kabi AG. Fresenius Kabi is the leader in infusion therapy and clinical nutrition in Europe and holds leading positions in important countries in Latin America and the Asia Pacific region. Within intravenous generic drugs, Fresenius Kabi counts among the leading suppliers in the US market. Fresenius Kabi is focused on the therapy and care of critically and chronically ill patients in and outside the hospital. Fresenius Kabi’s product portfolio consists of pharmaceutical products for infusion and transfusion therapies and clinical (enteral and parenteral) nutrition as well as medical devices required for the application of both therapies. Fresenius Kabi AG also develops, manufactures and markets generic injectable pharmaceutical products with a primary focus on the oncology, anti-infective, anesthetic/analgesic and critical care markets. The Company offers a comprehensive product portfolio used in hospitals, long-term care facilities, alternate care sites and clinics within North America and manufactures a comprehensive range of dosage formulations.

Fresenius Helios. The HELIOS Kliniken group ranks among the largest private hospital groups in Germany. It specializes in hospital management, with a focus on acute treatment and subsequent medical rehabilitation. The HELIOS Kliniken group owns more than 60 hospitals, including five maximum-care facilities. HELIOS is headquartered in Berlin, Germany, and employs more than 30,000 people. The HELIOS Kliniken group provides expertise in all areas and at all levels of clinical care, including maximum care.

Fresenius Vamed. VAMED operates in the project and service business for health care facilities worldwide. These include hospitals and other health care facilities as well as spas and health resorts. Headquartered in Vienna, Austria, VAMED has approximately 1,800 of its own employees and is responsible for more than 6,000 employees involved in its operations worldwide. VAMED has completed approximately 450 health care projects in 47 countries since its founding in 1982. For health care facilities, VAMED offers services in project development, planning and management, turnkey hospital projects, complete medical equipment, service and maintenance of medical-technical installations, and facility, technical and general management services.

The Fresenius Group also is engaged in the development and marketing of biopharmaceuticals in the fields of oncology and immunology/transplantation medicine through its subsidiary Fresenius Biotech GmbH.

In connection with the change of Fresenius SE’s legal form to a KGaA, all of the non-voting preference shares of Fresenius SE were converted into ordinary shares and, effective January 28, 2011, the share capital of Fresenius KGaA consists solely of ordinary shares (“Fresenius KGaA Ordinary Shares”). Fresenius KGaA Ordinary Shares are issued solely in bearer form, as a result of which Fresenius KGaA has no way of determining who its shareholders are or how many shares any particular shareholder holds. Under the German Securities Trading Act (Wertpapierhandelsgesetz), however, persons who discharge managerial responsibilities within an issuer of shares are obliged to notify the issuer and the German Federal Financial Supervisory Authority of their own transactions in shares of the issuer. This obligation also applies to persons who are closely associated with the persons discharging managerial responsibility. Additionally, holders of voting securities of a German company listed on the Regulated Market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company’s outstanding voting rights. Such notification obligations also apply to option agreements (excluding the 3% threshold).

Based on its most recent notification to Fresenius KGaA, and after giving effect to the increase in Fresenius KGaA Ordinary Shares outstanding resulting from the conversion of its non-voting preference shares into Fresenius KGaA Ordinary Shares, Fresenius KGaA has been informed that the Foundation owns approximately 28.9% of the Fresenius KGaA Ordinary Shares. As noted above, the Foundation is also the sole shareholder of FSE Management, the general partner of Fresenius KGaA.

The Foundation serves to promote medical science, primarily in the fields of research and treatment of illness, including the development of apparatus and preparations (e.g., artificial kidneys) for such purposes. The Foundation may promote only those research projects the results of which will be generally accessible to the public. The Foundation further serves to promote the education of physicians or of others concerned with the treatment and care of sick persons, primarily those working in the field of dialysis, as well as to promote the education of particularly gifted pupils and students. Pursuant to the terms of Mrs. Else Kröner’s will, under which the Foundation acquired most of its Fresenius KGaA Ordinary Shares, Mrs. Kröner’s executors exercise, through the Foundation, voting and dispositive power over the Fresenius KGaA Ordinary Shares held by the Foundation. The persons presently serving as the executors of Mrs. Kröner’s estate are Dr. Karl Schneider, Dr. Dieter Schenk and Mr. Winfried Baranowski. Dr. Schneider and Dr. Schenk are each members (and Dr. Schenk the deputy chairman) of the supervisory board of FSE Management. Dr. Schenk is also vice chairman of the supervisory board of the Company and of the supervisory board of the general partner of the Company. Mr. Baranowski is a retired partner of the accounting firm KPMG AG Wirtschaftsprufungsgesellschaft. Additional information regarding Dr. Schneider and Dr. Schenk is set forth in Schedule A to this Schedule 13D (Amendment No. 3). Under the beneficial ownership rules of the Commission, because they hold dispositive power over the Fresenius KGaA Ordinary Shares held indirectly by the Foundation, Mrs. Kröner’s executors may be deemed to beneficially own the Fresenius KGaA Ordinary Shares held by the Foundation.

In addition to the foregoing, according to Allianz SE, they hold, indirectly, approximately 4.26% of the Fresenius KGaA Ordinary Shares.

Information with respect to the members of the supervisory board and the members of the management board of FSE Management is set forth in Schedule A to the Schedule 13D (Amendment No. 3). All of such persons were members of the supervisory board and management board, respectively, of Fresenius KGaA immediately prior to the effectiveness of its change of legal form from Fresenius SE. In addition, in connection with the change of Fresenius SE’s legal form to a KGaA, the members of the supervisory board of Fresenius SE at the time of the change of form also became the members of the supervisory board of Fresenius KGaA, except for Dr. Dieter Schenk and Dr. Karl Schneider who were replaced by Prof. Dr. D. Michael Albrecht and Gerhard Roggemann in that supervisory board. Under the German co-determination law, which mandates representation of employees on the supervisory boards of certain German companies, the employee representatives serve on the supervisory board of FSE KGaA, and employees are not entitled to representation on the supervisory board of FSE Management. In connection with the change of form, the employee members on the supervisory board of FSE KGaA were appointed by court. Information with respect to the members of the supervisory board of FSE KGaA is also set forth in Schedule A.

During the past five years, none of the members of Fresenius SE’s or FSE Management’s managing board or, to Fresenius KGaA’s knowledge and belief, the members of FSE Management’s supervisory board or the members of Fresenius KGaA’s supervisory board, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was any of them a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as result such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation of such laws.

Item 5.	Interest in Securities of the Issuer

The first paragraph of Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

On the date of this Schedule 13D (Amendment No. 3), Fresenius KGaA is the beneficial owner of 106,603,026 ordinary shares, constituting approximately 35.7% of the Company’s outstanding voting shares. Of such 106,603,026 ordinary shares (i) Fresenius KGaA acquired 105,630,000 ordinary shares in 1996 connection with the formation of the Company in consideration of its contribution of Fresenius Worldwide Dialysis to the Company, and (ii) beneficial ownership of 973,026 ordinary shares reverted to Fresenius KGaA when Fresenius KGaA (named Fresenius AG at that time) purchased certain warrants to purchase ordinary shares (the “Abbott Warrants”) in July 2000. For additional information regarding Fresenius KGaA’s acquisition of 105,630,000 ordinary shares in 1996 in connection with the Company’s formation, see Item 4 of Schedule 13D (Amendment No. 1). For a description of the Abbott Warrants, see Item 6 of Schedule 13D (Amendment No. 1). For information with regard to the Mandatory Exchangeable Bonds due 2011 issued by Fresenius KGaA, which may be redeemed upon maturity solely by delivery of ordinary shares of the Company, and the anticipated effects of such Mandatory Exchangeable Bonds on Fresenius KGaA’s ownership of the Company’s ordinary shares, see Items 4 and 5 of this Schedule 13D (Amendment No. 2). As the general partner of Fresenius KGaA, FSE Management exercises investment and dispositive power over the ordinary shares of the Company owned by Fresenius KGaA and may be deemed the beneficial owner of such shares.

As of the date of this Schedule 13D (Amendment No. 3), to the best knowledge of Fresenius KGaA, none of the members of the management board and supervisory board beneficially owns more than 1% of the ordinary shares of the Company. Fresenius KGaA disclaims any beneficial interest in any ordinary shares beneficially owned by such persons.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: February 4, 2011

FRESENIUS SE & Co. KGaA
a partnership limited by shares, represented by FRESENIUS MANAGEMENT SE, its general partner

By:	/s/ Stephan Sturm
Name:	Stephan Sturm
Title:	Member of the Board of Management and Chief Financial Officer

By:	/s/ Dr. Jürgen Götz
Name:	Dr. Jürgen Götz
Title:	Member of the Board of Management, Chief Legal and Compliance Officer, and Labor Relations Director

S-1

SCHEDULE A

The members of FSE Management’s supervisory board and of its management board, and the members of Fresenius KGaA’s supervisory, their respective present principal occupations or employment (including the name, principal business and address of any such employer), and their respective business or residence addresses, are set forth below. Except as set forth below, the business address of all of the members of the supervisory board and the management board is Else-Kröner Strasse 1, 61352 Bad Homburg v.d.H., Germany. All of the persons listed below are citizens of Germany, except for Messrs. Ilossi and Kölbl, who are citizens of Italy and Austria, respectively, and Dr. Ben Lipps, who is a citizen of the United States.

Members of the Supervisory Board of FSE Management

Name	Principal Occupation or Employment

Dr. Gerd Krick Chairman	Chairman of the Supervisory Board of FSE Management; Chairman of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA

Dr. Dieter Schenk	Lawyer and tax consultant
Deputy Chairman	Noerr LLP (law firm)
Brienner Strasse 28
80333 Munich, Germany

Klaus-Peter Müller	Chairman of the Supervisory Board of Commerzbank AG

Dr. Gerhard Rupprecht	Former Member of the Management Board Allianz SE; Former Chairman of the Management Board Allianz Deutschland AG

Dr. Karl Schneider	Former Spokesman of Südzucker AG

Prof. Roland Berger	Strategy Consultant

Members of the Management Board of FSE Management

Name	Principal Occupation or Employment

Dr. Ulf Mark Schneider	Chairman of the Management Board and Chief Executive Officer of FSE Management; Chairman of the Supervisory Board of Fresenius Medical Care Management AG

Rainer Baule	Chairman of the Management Board and Chief Executive Officer of Fresenius Kabi AG

Dr. Francesco de Meo	Chief Executive Officer of Fresenius Helios

Dr. Jürgen Götz	Chief Legal and Compliance Officer, and Labor Relations Director FSE Management

Dr. Ben Lipps	Chairman of the Management Board of Fresenius Medical Care Management AG and Chief Executive Officer of Fresenius Medical Care AG & Co. KGaA

Stephan Sturm	Chief Financial Officer of FSE Management

Dr. Ernst Wastler	Chief Executive Officer of Fresenius VAMED

A-1

Members of the Supervisory Board of Fresenius KGaA

Name	Principal Occupation or Employment

Dr. Gerd Krick, Chairman	See “Members of the Supervisory Board of FSE Management,” above

Prof. Roland Berger	See “Members of the Supervisory Board of FSE Management,” above

Klaus-Peter Müller	See “Members of the Supervisory Board of FSE Management,” above

Dr. Gerhard Rupprecht	See “Members of the Supervisory Board of FSE Management,” above

Prof. D. Michael Albrecht	Medical director and spokesman of the management board of the Universitätsklinikum Carl Gustav Carus, Dresden

Gerhard Roggemann	Vice Chairman (Mitglied der Geschäftsführung) of Hawkpoint Partners, Ltd., UK

Niko Stumpfögger	Secretary of the Trade Union ver.di, health care division

Dario Ilossi	Secretary of the Trade Union FEMCA Cisl – Energy, Fashion and Chemicals

Konrad Kölbl	Chairman of the Corporate Works Council of VAMED AG

Wilhelm Sachs	Chairman of the General Works Council; Deputy Chairman of the Works Council, Friedberg plant of Fresenius KGaA

Stefan Schubert	Chairman of the Corporate Works Council of Wittgensteiner Kliniken GmbH

Rainer Stein	Chairman of the Corporate Works Council of HELIOS Kliniken GmbH

A-2